18007346

SE

Washington, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-39854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/17 (MM/DD/YY) AND ENDING 04/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PTR, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 John F Kennedy Blvd Suite 401
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Crompton 267-909-8368
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithurnSmith+Brown PC
(Name – *if individual, state last, first, middle name*)

Two Logan Square 18th & Arch Sts. Suite 2001 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMe

OMe 7/25/18

OATH OR AFFIRMATION

I, ~~James Crompton~~ Mark Schepps, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PTR, Inc., as of April 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, General Counsel & Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOYCE P STEWART
ID # 50029023
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires Dec. 22, 2020

PTR, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
WITH THE REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
APRIL 30, 2018

PTR, INC.
April 30, 2018

CONTENTS

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
PTR, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PTR, Inc. (the "Company"), as of April 30, 2018, and the related statements of operations, changes in subordinated borrowings, changes in stockholder's equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2018, and the results of its operations and its cash flows for the year ended April 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information contained in schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

WithumSmith+Brown, PC

July 20, 2018
Philadelphia, PA

PTR, INC.
Statement of Financial Condition
April 30, 2018

ASSETS

Cash and Cash Equivalents	$ 12,417,100
Accounts Receivable, Net of Allowance for Doubtful Accounts of $56,262	3,179,491
Deposits with Clearing Organization	2,527,010
Deferred Tax Asset	23,535
Property and Equipment, Net of Accumulated Depreciation	50,719
Other Assets	161,386
TOTAL ASSETS	$ 18,359,241

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts Payable and Accrued Expenses	$ 12,078,930
TOTAL LIABILITIES	12,078,930
Subordinated Borrowings	1,593,750
Stockholder's Equity	
Common stock, $1 par value - Authorized 10,000 shares; Issued and outstanding 1 share	1
Additional Paid in Capital	14,999
Retained Earnings	4,671,561
Total Stockholder's Equity	4,686,561
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 18,359,241

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Operations
For the Year Ended April 30, 2018

Revenues	
Commissions	$ 28,515,424
Other Income	27,796
TOTAL REVENUES	28,543,220
Expenses	
Employee Compensation and Benefits	16,110,264
Commissions, Exchange and Registration Fees	11,093,964
Occupancy Expense	67,248
Other Expenses	754,786
TOTAL EXPENSES	28,026,262
Income Before Income Taxes	516,958
Provision for Income Tax	278,234
NET INCOME	$ 238,724

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended April 30, 2018

Subordinated Borrowings at May 1, 2017	$ 1,593,750
Change in Subordinated Borrowings	0
SUBORDINATED BORROWINGS AT APRIL 30, 2018	$ 1,593,750

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended April 30, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Beginning Balance, May 1, 2017	$ 1	$ 14,999	$ 4,432,837	$ 4,447,837
Net Income	0	0	238,724	238,724
ENDING BALANCE, APRIL 30, 2018	$ 1	$ 14,999	$ 4,671,561	$ 4,686,561

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Cash Flows
For the Year Ended April 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 238,724
Adjustments to Reconcile Net Loss to	
Net Cash Flows Provided by Operating Activities	
Change in Allowance for Doubtful Accounts	(99,768)
Depreciation	5,100
Change in Deferred Tax Asset	87,873
Decrease (Increase) in Assets	
Accounts Receivable	231,583
Deposits with Clearing Organization	(27,252)
Other Assets	388,092
Increase (Decrease) in Liabilities	
Accounts Payable and Accrued Expenses	2,737,895
Net Cash Flows Provided by Operating Activities	3,562,247
Net Increase in Cash and Cash Equivalents	3,562,247
Cash and Cash Equivalents, Beginning of Year	8,854,853
Cash and Cash Equivalents, End of Year	$ 12,417,100

Supplemental Disclosure of Cash Flow Information

Cash Paid for Interest Expense	$ 3,266
Cash Paid for Income Taxes	$ 190,361

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Notes to Financial Statements
April 30, 2018

NOTE 1 - Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange MKT LLC ("NYSE MKT"), the Chicago Board Options Exchange ("CBOE"), the International Securities Exchange ("ISE"), NASDAQ OMX PHLX ("PHLX"), National Futures Association ("NFA"), Commodities Futures Trading Commission (CFTC), and CBOE Futures Exchange ("CFE"). The Company is a Pennsylvania Corporation that provides brokerage services to its customers located throughout the United States. The Company is a wholly owned subsidiary of James Crompton, Inc.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The Company maintains cash balances at a financial institution. Both interest and non-interest bearing accounts with the same depository institution will be insured by the Federal Deposit Insurance Corporation for a combined total of $250,000. In the normal course of business, the Company may have deposits that exceed the insured balance in its interest and non-interest bearing accounts.

Accounts Receivable - Accounts receivable are carried at cost less an allowance for doubtful accounts. The Company extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The Company does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable balances and establishes an allowance for doubtful accounts based on the history of past write-offs, collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted. At April 30, 2018, the allowance for doubtful accounts was $56,262.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is provided on the accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

Equipment	5 Years
Automobiles	5 Years

NOTE 2 - Summary of Significant Accounting Policies (continued)

Long-Lived Assets - As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. There was no impairment loss noted as of April 30, 2018.

Revenue Recognition - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Interest income received from clearing broker relates to interest earned on the Company's deposit balance and is recorded monthly as reflected on the clearing broker statement.

Fair Value of Financial Instruments - The carrying amounts for cash and cash equivalents, accounts receivable, deposits with clearing organizations, prepaid expenses, accounts payable and accrued expenses approximate their fair value because of their short-term maturity.

Income Taxes - As required by the *Income Taxes* Topic of the FASB Accounting Standards Codification No. 740 ("FASB ASC 740"), deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities measured using enacted income tax rates and laws that are expected to be in effect when the differences reverse. Valuation allowances are provided on deferred tax assets for which it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company has evaluated the effects of the *Income Taxes* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740") and has concluded that the Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon a taxing authorities examination. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's management believes it is no longer subject to income tax examinations for years prior to 2014.

On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted by the U.S. Government. The Tax Act makes broad and complex changes to the U.S. tax code that will affect how corporations account for income taxes. The most significant change affecting the Company is the reduction of the federal corporate tax rate to 21.0 percent, effective January 2018. This newly enacted reduced tax rate was used by the Company to re-measure its deferred tax assets and liabilities prior to assessing the need for a valuation allowance. A valuation allowance is established against net deferred tax assets, when in the judgement of management, it is more likely than not that such net deferred tax assets will not become realizable. The benefit recorded by the Company due to the re-measurement of their deferred tax assets and liabilities is de minimis to the financial statements as a result of the Tax Act.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements - In May 2014, the Financial Accounting Standards Board (the "FASB") issued ASU 2014-09, Revenue from Contracts with Customers, which requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The new guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgements and changes in judgements and assets recognized from costs incurred to obtain or fulfill a contract. In March 2016, the FASB issued ASU 2016-08, Revenue Recognition – Principal versus Agent (reporting revenue gross versus net). Also, in April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers Identifying Performance Obligations and Licensing, and in May 2016 the FASB issued ASC 2016-12, Revenue Recognition – New Scope Improvements and Practical Expedients. These standards are effective for interim annual periods beginning after December 15, 2017, and may be adopted earlier. The revenue standards are required to be adopted by taking either a full retrospective or a modified retrospective approach. Management has determined that adoption of the standards will have minimal impact on the Company's financial statements.

In January 2016, the FASB issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective transition approach in required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has performed a preliminary assessment of ASU 2016-02 and has begun formulating an implementation plan. If the current lease (see Note 8) is renewed (or another similar lease initiated) when the ASU becomes effective, the Company will generally be able to categorize its lease obligations under the Administrative Services Agreement as real estate leases (for office space). Recording real estate leases under ASU 2016-02 is expected to create a category of "rights-to-use" assets on the balance sheet of the Company to record the value of the leased office space in an amount equal to the net present value of future lease payments due, offset by a liability representing the total amount due for the current value of future lease obligations. The Company is currently evaluating the impact the standards will have on the Company's financial statements and determining the transition method, including the period of adoption that it will apply.

NOTE 3 - Property and Equipment

Property and equipment at April 30, 2018 were as follows:

Equipment	$ 18,986
Automobiles	85,365
Total Property and Equipment	104,351
Less: Accumulated Depreciation	53,632
Net Property and Equipment	$ 50,719

Depreciation expense for the year ended April 30, 2018 was $5,100.

NOTE 4 - Subordinated Borrowings

The Company has a FINRA approved Subordinated Loan Agreement with a related party in the amount of $500,000. Interest on the note payable will be paid annually at a rate of 0.5% of the principal balance with the principal due in December 2021.

The Company has three FINRA approved Subordinated Loan Agreements for $364,583 each through which three individuals converted commissions due them into long term loans with the Company. Each loan matures in May 2019 and earns interest at the rate of 0.07% annually.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5 - Accrued Expenses

Accrued expenses at April 30, 2018 were as follows:

Commissions Payable	$ 10,553,721
Accrued Expenses	348,728
Accounts Payable	1,003,513
Accrued Corporate Taxes	165,667
Accrued Interest Payable	7,301
TOTAL ACCRUED EXPENSES	$ 12,078,930

NOTE 6 - Income Taxes

Deferred taxes are computed based on the expected tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The principal item resulting in the difference is the establishment of an allowance for doubtful accounts. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Interest and penalties are not included in the Company's income tax provision.

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of the Tax Act which lowered the tax rate from 34 percent to 21 percent effective January 1, 2018 (see Note 2), the net effects of state income taxes, and expenses deductible for tax purposes that are not deductible for financial reporting purposes.

NOTE 6 - Income Taxes (continued)

The provision for income taxes for the year ended April 30, 2018 was as follows:

Current Provision	
Federal	$ 151,095
State and Local	39,266
Current Expense from Income Taxes	190,361
Deferred Provision	
Federal	34,558
State and Local	53,315
Deferred Expense from Income Taxes	87,873
Income Tax Expense	$ 278,234

At April 30, 2018 the Company has a current deferred tax asset in the amount of $23,535.

NOTE 7 - Related Party Transactions

The Company has transactions in the ordinary course of business with Hybrid Trading & Resources ("HTR"), which is a related party through common ownership. For the year ended April 30, 2018, the Company received reimbursements from HTR in the amount of $9,261 for floor expenses and other costs. For the year ended April 30, 2018, the Company paid commissions and other costs to HTR in the amount of $320,303.

NOTE 8 - Lease Commitments

The Company leases office space under a non-cancelable operating lease with monthly minimum payments plus common operating expenses, which expires January 2019. Rental expense for the Philadelphia office for the year ended April 30, 2018 was $27,157. The Company elected to prepay the 2018 Philadelphia office rent for the entire year in January 2018. The prepaid rent balance as of April 30, 2018 was $22,866.

The Company leases office space under a non-cancelable operating lease with monthly minimum payments plus common operating expenses, which expires February 2022. Rental expense for the Chicago office for the year ended April 30, 2018 was $34,514. The minimum payments remaining on the non-cancelable operating lease are as follows: 2019 - $20,114; 2020 - $20,615; 2021 - $21,127; and 2022 - $19,665.

NOTE 9 - Retirement Benefits

Substantially all regular full-time employees are eligible to participate in a Company sponsored 401(k) profit sharing plan. An employee may elect to contribute up to 100% of annual compensation subject to certain limits described in the plan document. A matching employer contribution may be made to the plan at the discretion of the Company. For the year ended April 30, 2018, the Company did not make a contribution to the Plan.

NOTE 10- Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 11 - Commitments and Contingencies

The Company is the subject of regulatory inquiries that could result in the assessment of fines or other sanctions. The matters are ongoing and both the date of final resolution and amounts of any potential fines are unknown. Although management cannot predict the ultimate outcome with certainty, it believes that any fines or other sanctions imposed will not have a material adverse effect on the Company's financial statements.

NOTE 12 - Net Capital Requirements

The Company has elected not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(l)(i) of the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Based on this election, the Company shall not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At April 30, 2018, the Company had net capital of $4,293,161 which was $4,043,161 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 2.81 to 1.

The Company is also subject to, and in compliance with, the same computation of Net Capital under Rule 1:17 of the Commodity Futures Trading Commission.

NOTE 13 - Exempt Provisions of Rule 15c3-3

The Company operates under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at April 30, 2018.

NOTE 14 - Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from clearing securities transactions introduced by the Company. The Deposits with Clearing Organization collateralize the transactions cleared through the clearing broker.

NOTE 15 - Financial Instruments with Off-Balance-Sheet-Risk

In the normal course of business, the Company's customer activities invoice the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 16 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from May 1, 2018 through July 20, 2018, the date of the financial statements were available to be issued. No events have been identified which require disclosure.

PTR, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AND
RULE 1:17 OF THE COMMODY FUTURES TRADING COMMISSION
April 30, 2018

NET CAPITAL

Total Stockholder's Equity		$ 4,686,561
Liabilities Subordinated to Claims of General Creditors Allowable in Net Capital		1,593,750
Total Capital and Allowable Subordinated Liabilities		$ 6,280,311
Deductions		
Non-Allowable Assets		
Receivables from Brokers-Dealers	$ 1,751,510	
Receivables from Non-Customers	18,000	
Property and Equipment, Net of Accumulated Depreciation	50,719	
Deferred Tax Asset	23,535	
Other Assets	143,386	
Total Deductions		1,987,150
NET CAPITAL		$ 4,293,161

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts Payable and Accrued Expenses	$ 12,078,930	
TOTAL AGGREGATE INDEBTEDNESS		$ 12,078,930

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:

Minimum Net Capital Required (2% x $12,078,930)	$ 241,579
Minimum Dollar Net Capital Requirement Of Reporting Broker-Dealer	$ 250,000
Net Capital Requirement	$ 250,000
Excess Net Capital	$ 4,043,161
Net Capital Less 120% of Minimum ($250,000 x 120%)	$ 3,993,161
Total Aggregate Indebtedness	$ 12,078,930
Ratio: Aggregate Indebtedness to Net Capital	2.81 to 1

PTR, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AND
RULE 1:17 OF THE COMMODITY FUTURES TRADING COMMISSION
(CONTINUED)
April 30, 2018

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF APRIL 30, 2018)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 4,160,521
Subsequent Adjustments (Increase)/Decrease	
Change in Allowance for Doubtful Accounts	(99,768)
Deferred Tax Asset	93,377
Prepaid Taxes	165,082
Property and Equipment, Net of Accumulated Depreciation	3,336
Decrease in Non-Allowable Assets	162,027
Change in the Net Income	525,164
Increase in Net Capital	687,191
Net Capital as Reported in Company's Part II (Unaudited) Amended FOCUS Report	$4,847,712
Audit Adjustments:	
Accrue Floor Brokerage Expenses	(626,692)
Adjust Corporate Taxes Payable	72,141
Reduction of Net Capital	(554,551)
Net Capital per the Preceding	$ 4,293,161

PTR, INC.
SCHEDULE II – COMPUTATION FOR DETERMINIATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

April 30, 2018

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
PTR, Inc.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) PTR, Inc. (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

July 20, 2018
Philadelphia, PA

MEMBER • NASDAQ OMX • NEW YORK STOCK EXCHANGE AMEX
CHICAGO BOARD OPTION EXCHANGE • INTERNATIONAL STOCK EXCHANGE

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. PTR Inc. claimed an exemption from SEC Rule 15c3-3 under the provision in paragraph of (k)(2)(ii) throughout the fiscal year May 1, 2017 to April 30, 2018.

2. PTR Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year May 1, 2017 to April 30, 2018 without exception.

Sign: James Crompton Date: JULY, 20, 2018

James Crompton, President
PTR Inc.
1800 JFK Blvd. Suite 401
Philadelphia, PA 19103
267-909-8368

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Management and Stockholder
of PTR, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by PTR, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended April 30, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended April 30, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended April 30, 2018 noting a difference of $422,632 as a result of revenues billed but not accrued or recognized as of year end; additionally, we noted a difference of $626,692 related to floor brokerage expenses that were not accrued or recognized as of year end. These differences resulted in an overpayment of $306;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended April 30, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

withum
AUDIT TAX ADVISORY

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith+Brown, PC

July 20, 2018
Philadelphia, PA

PTR, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION
YEAR ENDED APRIL 30, 2018

Period Covered	Date Paid	Amount
General assessment reconciliation for the period May 1, 2017 to April 30, 2018		$26,474.00
Payment schedule:		
SIPC-6	11/29/17	13,407.00
SIPC-7	06/25/18	13,373.00
Over payment		($ 306.00)